Red Oak Partners Files Motion in Delaware Chancery Court to Seek to Compel Digirad Corp to Hold New Election of Directors

NEW YORK, May 16, 2013 – On May 15, 2013, Red Oak Partners, LLC and the Red Oak Fund L.P. (collectively “Red Oak”) filed a Complaint and Motion to Expedite a new meeting for Digirad Corporation (ticker “DRAD”) shareholders to elect Directors in Delaware Chancery Court.

Stated David Sandberg, Red Oak’s Founder and Managing Member, “We are greatly disappointed with Digirad’s insiders as we do not believe they held a fair election of Directors.  Per the June 29, 2012 agreement, this same slate of Digirad Directors agreed to hold what we expected to be a fair election by May 5, 2013 when they asked us not to contest their re-election at that time.  Instead we have learned, based on information provided to us by the independent Inspector of elections, Broadridge, and others, that Digirad’s insiders generated and we allege improperly voted a proxy card for its treasury shares (approximately six percent of shares) in favor of its Directors and proposals early in the contest despite such shares being not legally eligible to be voted because they are shares which no longer exist – they are shares that have been bought back and were retired or available for re-issuance.  Of note, the voting of the treasury stock required an authorized signatory of Digirad.  Further, when Red Oak’s advisors asked Digirad’s advisor (Investorcom) where such treasury shares were held so that they could be tracked, Digirad’s advisors - via email correspondence - refused to provide such information.  We believe these shares had already been improperly voted at that time this information was witheld.”

Continued Mr. Sandberg, “Our suit alleges that preliminary results may not be provided or indicated to shareholders for multiple reasons, including because: 1) such predictions and information can sway investors with respect to their vote; and 2) micro cap companies have limited sell-side research and investors must instead rely on information and access to management to remain informed.  If an investor is informed that one side is winning or likely to win, that investor is more likely to vote with the winning side so as to not be alienated from future communication with management.  Despite this, we believe that Digirad’s insiders artificially inflated the preliminary vote count by improperly voting its treasury shares (which effectively doubled their insider voting power) in their favor, and improperly communicated with shareholders using these inflated and preliminary results.  On April 29, 2013, Digirad’s CFO and its Chairman emailed Red Oak about their own knowledge that this form of communication was not permitted, yet Digirad and its representatives nonetheless made comments (as communicated to Red Oak from others) about the election “being a landslide,” and “having it won” which were misleading and inaccurate vs. the actual results as reported.  Final results show that Red Oak’s nominees received approximately 46% of Director votes cast vs. 54% for Digirad’s nominees – not a landslide, and in fact a close vote.”

Continued Mr. Sandberg, “We filed our preliminary and definitive proxies after Digirad so we could include shareholder information included in Digirad’s tables - a fairly common practice in such contests.  We therefore expected to mail our proxy and voting cards to shareholders after Digirad did.  Although this would result in Digirad receiving more votes early in the process because shareholders received their voting information first, shareholders would receive our voting information in time to vote and before final results were tallied, and only final results matter in a fairly held election.  However, we did not anticipate Digirad influencing early results and then improperly using early results to communicate with shareholders during the contest.  Given these actions (and such a close final vote in spite of these actions), we are seeking a new and fair election to be held in which all sides must play by the rules.”

Concluded Mr. Sandberg, “Lastly, we are concerned that Digirad’s insiders withheld the release of poor Q1 results until a single business day after the annual meeting.  Digirad’s share price declined 4% on its highest volume in over 2 weeks on the day the results were announced, and has continued to trade down.  Insiders had possession of these results during a contest largely about whether their experience and qualifications could drive adequate results, thus we question how the most current operating results about the company - a year after these Directors joined the Board and which were known to them - could not be meaningfully relevant for shareholders to know about.  This information was withheld coincident to Digirad’s insiders improperly inflating voting results by voting the treasury stock and using such inflated preliminary information in their communications with shareholders.  We don’t believe a fair process has been overseen under the current Board and await the Court’s decision regarding a new election.”

David Sandberg

Red Oak Partners, LLC

(212) 614-8952